SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung- gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of Woori Financial Group Inc. for Fiscal Year 2019

The annual general meeting of shareholders of Woori Financial Group was held on March 25, 2020 and all four agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1.	Approval of financial statements for the fiscal year 2019

2.	Approval of amendments to the Articles of Incorporation

3.	Appointment of directors (4 directors)

- 3-1 Candidate for outside director : Dennis Chan

- 3-2 Candidate for non-standing director : Hong-Tae Kim

- 3-3 Candidate for standing director : Won-Duk Lee

- 3-4 Candidate for standing director : Tae-Seung Son

4.	Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Approval of financial statements of Woori Financial Group for fiscal year 2019

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified>

Total Assets	361,981,724	Revenue*	22,734,263
Total Liabilities	336,488,393	Operating Income	2,799,976
Capital Stock	3,611,338	Net Income	2,037,596
Total Shareholder’s Equity	25,492,331	Earnings Per Share (in KRW)	2,727

< Separate – Independent Auditor’s Opinion : Unqualified>

Total Assets	21,206,593	Revenue*	693,175
Total Liabilities	1,100,328	Operating Income	629,437
Capital Stock	3,611,338	Net Income	628,293
Total Shareholder’s Equity	20,106,265	Earnings Per Share (in KRW)	900

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

•	Cash dividends for fiscal year 2019

(units: in KRW)

Total dividends per common share	700 (5.8% of market price of common stock)
Dividend per class share	—
Total dividend amount	505,587,376,700

•	Agenda details

•	Appointment of directors

Name	Date of Birth	Term	Appointment	Career Background
Hong-Tae Kim	February 1966	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2022	New Appointment	- Current) Head, Office of Creative Management, KDIC - Deputy Head, Department of HR and Administration, KDIC - Deputy Head, Task force for Strengthening Job Competency, KDIC
Won-Duk Lee	January 1962	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2021	New Appointment

-   Current) Deputy President, Strategy Planning Unit, Woori Financial Group

-   Executive Vice President, Management and Finance Planning Group, Woori Bank

-   Managing Director, Management and Finance Planning Group, Woori Bank

Tae-Seung Son	May 1959	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2023	Re-appointment	- Current) Chief Executive Officer, Woori Financial Group - Current) President and Chief Executive Officer, Woori Bank - Head, Global Business Unit, Woori Bank

•	Appointment of outside director

Name	Date of Birth	Term	Appointment	Career Background
Dennis Chan	November 1962	From the time of appointment at the AGM held in Mar. 2020 to the end of the AGM held in Mar. 2022	New Appointment	- Vice Chairman, Fubon Bank (China) - Chief Executive Officer, Fubon Bank (China)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 25, 2020	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President